Exhibit 99.1

RENREN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in US dollars, in thousands, except shares,	December 31,	March 31,
per share, ADS, and per ADS data)	2017	2018

ASSETS

Current assets:
Cash and cash equivalents	$128,595	$128,956
Restricted Cash	47,253	49,468
Accounts receivable, net	6,260	2,199
Financing receivable, net	125,478	45,957
Prepaid expenses and other current assets	50,183	61,021
Amounts due from related parties	15,224	16,807
Inventory	95,012	99,288
Total current assets	468,005	403,696

Non-current assets:
Long-term financing receivable, net	8	4
Property and equipment, net	29,532	30,789
Goodwill and intangible assets, net	104,197	112,479
Long-term investments	565,366	565,550
Other non-current assets	27,056	28,142
Total non-current assets	726,159	736,964

TOTAL ASSETS	$1,194,164	$1,140,660

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$20,046	$16,986
Short-term debt	61,479	97,567
Accrued expenses and other current liabilities	45,898	48,847
Payable to investors	142,689	48,146
Amounts due to related parties	17,746	15,153
Deferred revenue and advance from customers	11,489	14,143
Income tax payable	12,652	13,793
Contingent consideration	5,944	7,121
Long-term debt current	52,604	52,604
Total current liabilities	370,547	314,360

Non-current liabilities:
Long-term debt	47,665	47,899
Long-term Contingent consideration	60,850	74,398
Other non-current liabilities	6,356	6,123
Total non-current liabilities	114,871	128,420

TOTAL LIABILITIES	$485,418	$442,780

Shareholders' Equity:
Class A ordinary shares	727	729
Class B ordinary shares	305	305
Additional paid-in capital	1,303,117	1,322,077
Statutory reserves	6,712	6,712
Accumulated deficit	(653,173)	(694,723)
Accumulated other comprehensive income	17,116	22,747
Total Renren Inc. shareholders' equity	674,804	657,847

Noncontrolling Interests	33,942	40,033

TOTAL EQUITY	708,746	697,880

TOAL LIABILITIES AND EQUITY	$1,194,164	$1,140,660

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RENREN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	March 31,	December 31,	March 31,
per shares, ADS, and per ADS data)	2017	2017	2018

Net revenues
IVAS and others	$11,599	$14,531	$14,669
Financing income	9,347	4,733	2,203
Used car sales	-	77,797	123,606
Total net revenues	20,946	97,061	140,478

Cost of revenues	(14,499)	(96,878)	(128,550)

Gross profit	6,447	183	11,928

Operating expenses:
Selling and marketing	(6,148)	(8,399)	(11,860)
Research and development	(5,784)	(6,993)	(7,339)
General and administrative	(12,112)	(12,233)	(18,240)

Total operating expenses	(24,044)	(27,625)	(37,439)

Loss from operations	(17,597)	(27,442)	(25,511)

Other expenses	(6)	(5,997)	(10,443)
Interest income	315	623	807
Interest expenses	(2,305)	(2,760)	(2,819)
Realized gain on short-term investments	100	-	-
Realized gain on disposal of long-term investments	-	4,585	-
Impairment of long term investments	-	(17,052)	-
Total non-operating loss	(1,896)	(20,601)	(12,455)

Loss before provision of income tax and income (loss) in equity method investments, net of tax	(19,493)	(48,043)	(37,966)
Income tax expenses	(780)	(1,936)	(831)
Loss before income (loss) in equity method investments, net of tax	(20,273)	(49,979)	(38,797)
Income (loss) in equity method investments, net of tax	4,095	(4,211)	(2,773)
Net loss	(16,178)	(54,190)	(41,570)
Net loss (income) attributable to noncontrolling interests	-	(99)	20
Net loss attributable to Renren Inc.	$(16,178)	$(54,289)	$(41,550)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.02)	$(0.05)	$(0.04)
Diluted	$(0.02)	$(0.05)	$(0.04)
Net loss attributable to Renren Inc. shareholders per ADS*:
Basic	$(0.24)	$(0.79)	$(0.60)
Diluted	$(0.24)	$(0.79)	$(0.60)

Weighted average number of shares used in calculating net loss per ordinary share attributable to Renren Inc. shareholders:
Basic	1,026,375,051	1,030,786,885	1,033,468,103
Diluted	1,026,375,051	1,030,786,885	1,033,468,103

* Each ADS represents 15 Class A ordinary shares.

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 Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

 Adjusted loss from operations and net loss

	For the Three Months Ended
	March 31,	December 31,	March 31,
(Amounts in US dollars, in thousands)	2017	2017	2018

Loss from operations	$(17,597)	$(27,442)	$(25,511)
Add back: Shared-based compensation expenses	5,143	5,494	12,327
Add back: Amortization of intangible assets	-	35	131
Adjusted loss from operations	$(12,454)	$(21,913)	$(13,053)

Net loss	$(16,178)	$(54,289)	$(41,550)
Add back: Shared-based compensation expenses	5,143	5,494	12,327
Add back: Fair value change of contingent consideration	-	2,601 *	10,265
Add back: Amortization of intangible assets	-	35	131
Adjusted net loss	$(11,035)	$(46,159)	$(18,827)

* We have retrospectively presented adjusted net loss (non GAAP) for the three months ended December 31, 2017, by adding back US$2.6 million of fair value change of contingent consideration during that quarter. See “About Non-GAAP Financial Measures”.

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